NC141820.7
Pricing Supplement #1 Dated June 19, 1997
(To Prospectus dated November 21, 1996 and
Prospectus Supplement dated May 15, 1997)                    Rule 424(b)(3)
                                                         File No. 333-11491

                       SIMON DEBARTOLO GROUP, L.P.
                      Medium-Term Notes - Fixed Rate

Principal  Amount:    $100,000,000          Interest Rate:     7.125%     Issue
Price: See Below

Agent's Discount or Commission: $600,000    Original Issue Date: 6/24/1997
Stated Maturity Date: 6/24/2005

Net Proceeds to Issuer:    $99,400,000           Cusip Number    82878E  AA4

Interest Payment Dates:  May 15 and November 15

Redemption:

[ ]    The Notes cannot be redeemed prior to the Stated Maturity Date,
[X]   The Notes may be redeemed prior to the Stated Maturity Date.  See  "Other
Provisions" for details.

Optional Repayment:
[X]  The Notes cannot be repaid prior to the Stated Maturity Date.
[ ] The Notes can be repaid prior to the Stated Maturity Date at the option of the Holder of the Notes.
    Optional Repayment Dates:
    Repayment Price:

Currency:
  Specified Currency: U.S. dollars
    (If other than U.S. dollars, see attached)
  Minimum Denominations:
    (Applicable only if Specified Currency is other than U.S. dollars)

Original Issue Discount: [ ] Yes   [X] No
  Total Amount of OID:
  Yield to Maturity:
  Initial Accrual Period:

Form:  [X]  Book-Entry   [ ] Certificated

Agent: [X]  Merrill Lynch & Co.         [X]  Morgan Stanley & Co. Incorporated
     [X]  Chase Securities Inc.         [X]  Nationsbanc Capital Markets, Inc.
     [X]  Lehman Brothers Inc.          [X]  Salomon Brothers Inc
     [X]  J.P. Morgan Securities Inc.   [X]  UBS Securities LLC
     [ ]  Other

Agent acting in the capacity as indicated below:
     [ ]  Agent       [X]  Principal

If as principal:
      [X]The Notes are being offered at varying prices related to prevailing market prices at the time of resale.
      [  ]The Notes are being offered at a fixed initial public offering  price
      of     % of principal amount.

If as Agent:
   The Notes are being offered at a fixed initial public offering price of % of Principal Amount.

Exchange Rate Agent: N/A

Other Provisions:

(1)  Optional Redemption

     The Notes may be redeemed at any time at the option of Simon DeBartolo Group, L.P. (the "Operating Partnership"), in whole or from time to time in part, at a redemption price equal to the sum (i) the principal amount of the Notes being redeemed plus accrued interest thereon to the redemption date and
(ii) the Make-Whole Amount (as defined below), if any, with respect to such Notes (the "Redemption Price").

     If notice of redemption has been given as provided in the Indenture and funds for the redemption of any Notes called for redemption shall have been made available on the redemption date referred to in such notice, such Notes will cease to bear interest on the date fixed for such redemption specified in such notice and the only right of the Holders of the Notes from and after the redemption date will be to receive payment of the Redemption Price upon surrender of such Notes in accordance with such notice.

     Notice of any optional redemption of any Notes will be given to Holders at their addresses, as shown in the security register for the Notes, not more than 60 nor less than 30 days prior to the date fixed for redemption. The notice of redemption will specify, among other items, the Redemption Price and the principal amount of the Notes held by such Holder to be redeemed.

     If less than all the Notes are to be redeemed at the option of the Operating Partnership, the Operating Partnership will notify the Trustee at least 45 days prior to giving notice of redemption ( or such shorter period as may be satisfactory to the Trustee) of the aggregate principal amount of Notes to be redeemed and their redemption date. The Trustee shall select, in such manner as it shall deem fair and appropriate, Notes to be redeemed in whole or in part.

     As used herein:

     "Make-Whole Amount" means, in connection with any optional redemption or accelerated payment of any Notes, the excess, if any, of (i) the aggregate present value as of the date of such redemption or accelerated payment of each dollar of principal being redeemed or paid and the amount of interest (exclusive of interest accrued to the date of redemption or accelerated payment) that would have been payable in respect of each such dollar if such redemption or accelerated payment had not been made, determined by discounting, on a semi-annual basis, such principal and interest at the Reinvestment Rate (determined on the third Business Day preceding the date notice of such redemption is given or declaration of acceleration is made) from the respective dates on which such principal and interest would have been payable if such redemption or accelerated payment had not been made, to the date of redemption or accelerated payment, over (ii) the aggregate principal amount of the Notes being redeemed or accelerated.

     "Reinvestment Rate" means the yield on treasury securities at a constant maturity corresponding to the remaining life (as of the date of redemption, and rounded to the nearest month) to Stated Maturity Date of the principal being redeemed (the "Treasury Yield"), plus .25%. For purposes hereof, the Treasury Yield shall be equal to the arithmetic mean of the yields published in the Statistical Release under the heading "Week Ending" for "U.S. Government Securities - Treasury Constant Maturities" with a maturity equal to such remaining life; provided, that if no published maturity exactly corresponds to such remaining life, then the Treasury Yield shall be interpolated or extrapolated on a straight-line basis from the arithmetic means of the yields for the next shortest and next longest published maturities, rounding each of such relevant periods to the nearest month. For purposes of calculating the Reinvestment Rate, the most recent Statistical Release published prior to the date of determination of the Make-Whole amount shall be used. If the format or content of the Statistical Release changes in a manner that precludes determination of the Treasury Yield in the above manner, then the Treasury Yield shall be determined in the manner that most closely approximates the above manner, as reasonably determined by the Operating Partnership.

     "Statistical Release" means the statistical release designated "H.15(519)" or any successor publication which is published weekly by the Federal Reserve System and which reports yields on actively traded United States government securities adjusted to constant maturities, or, if such statistical release is not published at the time of any determination under the Indenture, then such other reasonably comparable index which shall de designated by the Operating Partnership.